Tel 713.758.2222    Fax 713.758.2346
August 23, 2006
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall

Re:	Eagle Rock Energy Partners, L.P. Amendment No. 2 to Registration Statement on Form S-1 Filed July 25, 2006 File No. 333-134750
Dear Mr. Schwall:
     On behalf of Eagle Rock Energy Partners, L.P.’s (the “Company”), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”). This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 11, 2006 (the “Comment Letter”) with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and below each such comment is the Company’s response.
     Information provided in this letter on behalf of the Company, the directors and executive officers of its general partner and its controlling persons has been provided to us by the Company.
Form S-l/A filed July 25, 2006
General
1.	We have received your request for confidential treatment. We will issue in a separate letter any comments relating to the confidential treatment request. Depending on the nature of the comments, you may be required to revise the related disclosure in the prospectus and to refile the exhibit with changes. We

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Securities and Exchange Commission August 23, 2006 Page 2
will not be in a position to consider a request for accelerated effectiveness of the Form S-1 until all outstanding issues, including any relating to the request for confidential treatment, have been resolved.
Response: We hereby acknowledge this comment 1 and understand the Commission’s position.
2.	We note your response to prior comments 4 and 30. We may have additional comments once you file all omitted documents.
Response: We hereby acknowledge that the Staff may have comments on omitted documents and material. We will file any remaining exhibits promptly, as soon as they become available.
Cover Page
3.	Please revise to clarify that your listing on the Nasdaq Global Market is subject to the approval of your listing application, or advise why this is not more precise. See prior comment 33.

Response: The Registration Statement has been revised accordingly. Please see the cover page and pages 17 and 178.
Summary of Risk Factors, page 4
4.	You note on page 5 that increases in interest rates might impact the unit price or the ability to issue additional equity or to incur debt to make acquisitions or other purposes. If correct, disclosure that an increase in interest rates might also impact your ability to make the forecasted distributions.

Response: The Registration Statement has been revised accordingly. Please see pages 5 and 31.
Non-GAAP Financial Measures, page 21
5.	We note your disclosure regarding the usefulness of the measure adjusted EBITDA. Expand your disclosure to describe in more detail the manner in which you use the non-GAAP measure to conduct or evaluate your business; the economic substance behind your decision to use such a measure and the

Securities and Exchange Commission August 23, 2006 Page 3
substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.
Response: The Registration Statement has been revised accordingly. Please page 21.
6.	Amend the discussion of EBITDA to alert investors to the fact that the measure presented may not be comparable to similarly titled measures reported by other companies.

Response: We have revised the Registration Statement accordingly. Please see page 21.
Our Cash Distribution Policy and Restrictions on Distributions, page 47
7.	We note your response to prior comment 26 and reissue in part. Please clarify whether the general partner has absolute discretion with regard to the determination of expenses and the establishment of reserves.

Response: We have revised the Registration Statement accordingly. Please see page 47.
Critical Accounting Policies and Estimates, page 88
8.	We have considered your response to our prior comment number 36. Revise your discussion of critical accounting policies to address the fact that you have limited historical data with which to judge the accuracy of your current estimates.

Response: The Registration Statement has been revised accordingly. Please see the cover page and page 88
Eagle Rock Pipeline Results of Operations
Three Months Ended March 31, 2005 Compared with Three Months Ended March 31, 2006, page 93
9.	Expand your discussion to address the known trends or uncertainties with regard to your derivative positions that you expect will have a favorable or unfavorable impact on future income from operations. Refer to Regulation S-K Item 303(a)(3)(ii).

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Response: The Registration Statement has been revised accordingly. Please see the cover page and page 94. In addition, we have updated our disclosure to provide for six month numbers ending June 30, 2006.
Eagle Rock Pipeline, L.P.
Cash Flows from Operations, page 98
10.	We have considered your response to our prior comment number 43. Your presentation of changes in working capital items for fiscal 2005 appears to include the assumptions of working capital items acquired in the ONEOK acquisition on November 30, 2005. The ONEOK working capital items purchased should be considered non-cash activity. In the period of acquisition, in the reconciliation of net income to operating cash flows, the changes in working capital items due to the purchase transaction should be subtracted from the gross change in each working capital item in order that the assumption of working capital items not be reported as cash flows. Revise your statement of cash flows for the year ended December 31, 2005 to present the cash flows from operations, accordingly, or tell us why you believe your presentation is appropriate.

Response: Within the statement of cash flows for the year ended December 31, 2005, the acquired working capital from ONEOK has been treated as a non-cash item. Working capital assumed as part of the acquisition of ONEOK was not significant and has been included in the acquisitions line item of the cash flows from investing activities. The increase in accounts receivable of $42.8 million and the increase in accounts payable of $40 million represents our investment in the working capital as a result of the operations of the assets acquired from ONEOK for the month of December. The registration statement has been revised accordingly. Please see page 98.
Management, page 126
11.	We note that although the partnership agreement provides that your general partner has essentially “full power and authority to do all things,” the general partner of your general partner, in fact, will be the one conducting your business and operations. In view of this, clarify your general partner’s involvement in your business and operations.

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Response: We have revised the Registration Statement accordingly. Please see page 126.
Reimbursement for Expenses of Our General Partner, page 128
12.	We have considered your response to our prior comment number 48. Your response did not address your accounting policy for the measurement and recognition of each of these expenses in your financial statements, such as whether these expenses will be recorded on a cash or accrual basis, and whether such expenses will be recorded in the same period as your general partner incurs such expenses. We reissue our prior comment 48 with respect to this item.

Response: The Registration Statement has been revised accordingly. Please see the cover page and page 129.
Executive Compensation, page 129
13.	We note your response to prior comment 49 and reissue the comment in part. When the information is available, please disclose the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also file as exhibits and summarize the principal terms of the employment agreements once finalized.

Response: The Registration Statement has been revised accordingly. Please see page 129. In addition, the Company is currently finalizing terms of the employment agreements for executive officers and will provide those agreements as soon as they are available.
Eagle Rock Pipeline, L.P.
Consolidated Balance Sheet, F-23
14.	We have considered your response to our prior comment number 52. We do not agree with your conclusions with regard to the $195.8 million reimbursement. The substance of this payment appears to be a reduction of the equity of the current ownership group. Further, you describe the reimbursement in note (f) to the unaudited pro forma condensed financial statements as a distribution. We continue to believe the $195.8 million should be reflected in this pro forma statement, consistent with the pro forma statement presented on page F-3. Revise this statement and related disclosures accordingly.

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Response: The registration statement has been revised accordingly. Please see pages, F-23, F-24 and F-28.
Consolidated Statements of Cash Flows, F-25
15.	We have considered your response to our prior comment number 53. We are still unclear as to the exact nature of the “upfront cash payments for premiums”. Please describe in detail the derivative contracts that you entered into. Specify to which financing these contracts relate. If appropriate, expand your disclosure related to your long-term debt in note 6 on page F-35 to describe these contracts.

Response: The “upfront cash payments for premiums” relate to the initial $27.5 million payments we made to counterparties in connection with entering into our natural gas liquids and crude oil puts and our natural gas calls at the inception of these derivative instruments. Because the premiums represent a significant financing element, we have accounted for them consistent with paragraph 45A of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which requires the following:
If an other-than-insignificant financing element is present in the derivative at inception, other than a financing element inherently included in an at-the-market derivative instrument with no prepayment (that is, the forward points in an at-the-money forward contract), then the borrower shall report all cash inflows and outflows associated with that derivative instrument in a manner consistent with financing activities.
In addition, per paragraph 20(d) of Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows,”
Cash flows for financing activities are distributions to counterparties of derivative instruments that include financing elements at inception.
These derivatives instruments would not fall under the guidance of Statement of Financial Accounting Standards No. 104, “Statement of Cash Flows-Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions” as we have not designated these derivative instruments as hedges.

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     If you have any questions or comments, please call Tom Mason at (713) 758-4539 or the undersigned at (713) 758-4618.

Sincerely, VINSON & ELKINS L.L.P.
By:	/s/ Heather G. Callender
Heather G. Callender

cc:	Eagle Rock Energy Partners, L.P. Christopher Ray, Natural Gas Partners